Tanzanian Gold Sets Annual Meeting of Shareholders and Provides Update on Its Annual Filing

FOR IMMEDIATE RELEASE – January 4, 2022

TORONTO, January 4, 2022 (GLOBE NEWSWIRE) - Tanzanian Gold Corporation (TSX:TNX) (NYSE American:TRX) (TanGold or the Company) announces that its Annual General Meeting (“AGM” or “Meeting”) of Shareholders will be held at 11:00 EDT on Friday, February 25, 2022.

Due to the continuing public health restrictions relating to the COVID-19 pandemic, and having regard for the health and safety of the Company's directors, employees and shareholders, the AGM will be held in a virtual-only format via a live webcast.

Registered shareholders and duly appointed proxyholders who participate in the AGM online will be able to listen to the Meeting and ask questions in real time.

Meeting materials and instructions for eligible shareholders to vote at and participate in the Meeting will be mailed to shareholders on or about February 4, 2022.

The Company also advises that its audited consolidated financial statements for the fiscal year ended August 31, 2021, included in the Company’s Annual Report on Form 20-F as filed with the Securities and Exchange Commission (“SEC”) on December 3, 2021, contained an audit report from its independent registered public accounting firm with a going concern emphasis of matter. Release of this information is required by Section 610(b) of the NYSE American Company Guide. This information does not represent any change or amendment to any of the Company’s SEC filings.

About Tanzanian Gold Corporation

Tanzanian Gold Corporation along with its joint venture partner, STAMICO is building a significant gold project at Buckreef in Tanzania that is based on an expanded Mineral Resource base and the treatment of its mineable Mineral Reserves in two standalone plants. Measured Mineral Resource now stands at 19.98MT at 1.99g/t gold containing 1,281,161 ounces of gold and Indicated Mineral Resource now stand at 15.89MT at 1.48g/t gold containing 755,119 ounces of gold for a combined tonnage of 35.88MT at 1.77g/t gold containing 2,036,280 ounces of gold. The Buckreef Project also contains an Inferred Mineral Resource of 17.8MT at 1.11g/t gold for contained gold of 635,540 ounces of gold. The Company is actively investigating and assessing multiple exploration targets on its property.  Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 2020, for more information.

Tanzanian Gold Corporation is advancing on three value-creation tracks:

1.Strengthening its balance sheet by expanding near-term production to 15,000 - 20,000 oz. of gold per year from the expanded 1,000+ tpd plant.

2.Advancing Sulphide Development that is substantially larger than previously modelled and targeting significant annual gold production.

3.Continuing with a drilling program to further test the potential of its property, Exploration Targets and Mineral Resource base by: (i) infill drilling to upgrade Mineral Resources currently in the Inferred category in Buckreef Main; (ii) step-out drilling in the northeast extension of Buckreef Main; (iii) infill drilling program of Buckreef West; (iv) develop exploration program for the newly discovered Anfield Zone; (v) upgrade historical resources at Bingwa and Tembo; (vi) identification of new prospects at Buckreef Gold Project and in the region.

For further information, please contact Michael Martin, Investor Relations, m.martin@tangoldcorp.com, 860-248-0999, or visit the Company website at www.tangoldcorp.com

Andrew M. Cheatle, P.Geo., the Company’s COO and Director, is the Qualified Person as defined by the NI 43-101 who has reviewed and assumes responsibility for the technical content of this press release.

The Toronto Stock Exchange and NYSE American have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. Tanzanian Gold Corporation is providing the reference of the research report in this press release for information only.